HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Donald T. Trinen                                      Facsimile:  (303) 839-5414
                                 (303) 839-0061
--

Will Hart

                                February 1, 2010

Kevin Stertzel
Securities and Exchange Commission
Division of Corporation Finance
450 5th Street, N.W.
Washington, D.C. 20549-4628

      Re:   Digital Development Partners, Inc.
            Form 10-K/A

     This office represents Digital Development Partners, Inc. (the "Company"). The Company's amended 10-K report has been filed with the Commission. The following are the Company's responses to the comments received from the staff by letter dated December 7, 2009. The paragraph numbers in this letter correspond with the numbered paragraphs in the staff's December 7, 2009 letter. The number under the "Page Number" column indicates the page number in the amended 10-K report where the response to the comment can be found. The letters "FS" in the page number column refer to the page in the Company's financial statements.

                                                                  Page Number
                                                                  -----------

1. Comment complied with.                                                 6

2. Comment complied with.                                               F-1

3. Comment complied with.                                               F-1

4. Comment complied with.                                               F-3

     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                          Very Truly Yours,

                                          HART & TRINEN, L.L.P.


                                          By
                                                  William T. Hart

WTH: ap